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SEC FILE NUMBER
8-39659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Realized Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 W. 13th Street
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Dahill	512 827 3651	ddahill@realizedholdings
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V., George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David P. Dahill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Realized Financial, Inc. _____, as of March 31 _____, 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

This filing** contains (check all applicable boxes).

■ (a) Statement of financial condition.

■ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Realized Financial, Inc.

Statement of Financial Condition

March 31, 2026

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Realized Financial, Inc.

For the Year Ended March 31, 2026

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3 – 6

Confidential Pursuant to SEC Rule 17A-5(e)(3).
See accompanying notes to financial statements.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Realized Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Realized Financial, Inc. as of March 31, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Realized Financial, Inc. as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Realized Financial, Inc.'s management. Our responsibility is to express an opinion on Realized Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Realized Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Realized Financial, Inc.'s auditor since 2024.

Celeste, Texas
June 26, 2026

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
America counts on CPAs®

Realized Financial, Inc.
Statement of Financial Condition
March 31, 2026

ASSETS		
Cash	$	241,065
Accounts receivable		290,517
Due from Parent		3,273
Prepaid expenses		4,928
TOTAL ASSETS	$	539,783
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	23,360
Accrued compensation and related expenses		241,065
TOTAL LIABILITIES		264,425
STOCKHOLDER'S EQUITY		
Common Stock $0.01 par value, 10,000,000 shares authorized, 928,826 shares issued and outstanding		9,288
Additional paid in capital		1,156,328
Accumulated deficit		(890,258)
TOTAL STOCKHOLDER'S EQUITY		275,358
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	539,783

Confidential Pursuant to SEC Rule 17A-5(e)(3).
See accompanying notes to financial statements.

1. Organization and Nature of Business

Realized Financial, Inc. (the "Company") was incorporated in March 1988 as a Texas corporation. The Company is a wholly owned subsidiary of Realized Holdings, Inc. ("Parent"), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC"). The Company is also registered as an investment adviser in Texas and New Jersey.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company's operations consist primarily of the sale of interests in real estate related private placement offerings through managing broker-dealers to individual investors throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the sale of interests in real estate related private placement offerings. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Revenue from contracts with customers:

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement Revenue
Private placement revenue is derived from offerings in private investments in which the Company acts as broker or agent. The Company recognizes private placement revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

Advisory Services Revenue

Advisory services revenue consists of financial planning fees and investment advisory fees earned from providing services related to investments in real estate-related private placements. Financial planning fees are recognized when services are performed. Investment advisory fees are earned for ongoing advisory services provided to clients and are generally calculated quarterly based on the lesser of (i) the total amount of client funds invested in the account or (ii) the net asset value of the real estate assets held in the account. Because the services are provided continuously, the related performance obligation is satisfied over time. Advisory fees are billed quarterly in arrears and for practical purposes, management records and recognizes advisory fee revenue when quarterly fees are billed, which approximates the amount that would have been recognized on a daily basis and does not result in a material difference from recognizing revenue ratably over the service period.

Certain client accounts are serviced through third-party subadvisors. Fees retained by the subadvisor are recorded on a net basis, as the Company acts as an agent with respect to those services and recognizes only the amount of consideration to which it expects to be entitled for services it controls and provides directly.

Accounts Receivable

Accounts receivable primarily represent receivables for private placement revenue due from managing broker-dealers.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments -Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense. Management evaluated historical loss experience, aging of receivables, concentrations of credit risk, and current economic conditions. Based upon this evaluation, no allowance for credit losses was considered necessary at March 31, 2026, and there were no credit losses during the year.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return filed by the Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

The Company is subject to state income taxes.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $258,825, which was $241,197 in excess of its required net capital of $17,628. The Company's net capital ratio was 1.02 to 1.

Notes to Financial Statements
March 31, 2026

4. Contingencies

The Company is involved in various legal proceedings, customer arbitrations, regulatory examinations, and other matters arising in the ordinary course of business. As of March 31, 2026, the Company was a respondent in eleven pending FINRA arbitration proceedings primarily involving allegations arising from the sale of securities and related supervisory activities.

The claimants seek compensatory damages ranging from approximately $100,000 to $500,000 per matter or specified amounts within that range. Certain claimants also seek punitive damages, statutory damages, attorneys' fees, costs, interest, and other relief, the amounts of which have not been specified.

Management has evaluated these matters in accordance with ASC 450, *Contingencies*, including consideration of the current status of each proceeding and consultations with outside legal counsel, available insurance coverage, and other information known to management. Based on the information currently available through June 26, 2026, management has concluded that it is not probable that a loss has been incurred for which a liability should be recognized and that the amount or range of any reasonably possible loss cannot presently be reasonably estimated. Accordingly, no accrual for these matters has been recorded in the accompanying financial statements.

The Company intends to defend these proceedings while remaining open to negotiated resolutions when appropriate. Because litigation and arbitration are inherently uncertain, the ultimate outcome of these matters cannot presently be determined. Accordingly, an unfavorable resolution of one or more of these proceedings could have a material adverse effect on the Company's future financial position, results of operations, regulatory capital, or cash flows.

5. Concentrations

At various times during the year the Company maintains cash balances at one regional bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At March 31, 2026, there were no uninsured amounts.

At March 31, 2026, accounts receivable due from four managing broker-dealers represented approximately 69% of total accounts receivable. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

For the year ended March 31, 2026, one managing broker-dealer accounted for approximately 13% of total revenues. No other managing broker-dealer or customer accounted for 10% or more of total revenues.

The Company has a concentration of expenses paid to the Parent under an expense sharing agreement. See Note 7.

6. Income Taxes

The Company incurred and paid tax expense to the Parent totaling $571,478, of which $564,638 and $6,840 was for federal and Texas taxes, respectively, for the year ended March 31, 2026. There are no amounts due to the Parent for taxes at March 31, 2026.

Notes to Financial Statements
For the Year Ended March 31, 2026

7. Related Party Transactions

The Company and its Parent have entered into an expense sharing agreement ("Agreement") effective July 28, 2020. The Agreement may be terminated by either party with 60 days' written notice. Under the Agreement, the Parent provides administrative services to the Company, including, but not limited to the payment of salaries, insurance, information technology, office supplies and postage, accounting and legal services, business equipment and communications, travel, office space and furniture. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation, the Parent equates the proportional cost of each service with the proportional use or benefit derived by the Company. As of March 31, 2026, the intercompany balance owed to the Company from its Parent for overpayment of these expenses was $3,273. Total costs allocated to the Company during the year ended March 31, 2026, totaled $2,390,824, or approximately 58% of total expenses, and are included in the following expenses in the accompanying statement of income:

Compensation and related expenses	$ 1,637,718
Technology and communication expenses	267,282
Advertising and promotion	262,697
Rent and occupancy expenses	35,960
Insurance expense	140,123
Other expenses	47,044
	$ 2,390,824

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2026, and through June 26, 2026, the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2026.